Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Three months ended March 31, 2018
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$537
Plus:
Interest and other financial charges included in expense(b)	1,285
One-third of rental expense(c)	122
Adjusted "earnings"	$1,944

Fixed charges:
Interest and other financial charges included in expense(b)	$1,285
Interest capitalized	13
One-third of rental expense(c)	122
Total fixed charges	$1,420

Ratio of earnings to fixed charges	1.37

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.